John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone: 913.660.0778    Fax: 913.660.9157
john.lively@1940actlawgroup.com

November 16, 2012

Mr. Vincent DiStefano
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. DiStefano:

On February 15, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 33 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 36 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of making revisions to the investment strategy and risk disclosure for the Sherwood Forest Alternative Fund (the “Fund”), a series portfolio of the Trust.

You provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: Please add the termination provisions to footnote 1 of the fee table and clarify that reimbursements must remain inside the expense cap.

Response: The Trust has revised the disclosure as you have requested.

Mr. Vincent DiStefano
U.S. Securities and Exchange Commission
November 16, 2012

Fund Summary – Principal Investment Strategies

2.

Comment:   The investment strategies section provides that “[t]o achieve its investment objective, the Fund applies proprietary methodologies to take advantage of long-term (sometimes intermediate term) moves that seem to play out in various markets.” The reference to long-term seems to be inconsistent when read in conjunction with the Fund’s turnover rate of 1959%. Please advise in your response and add appropriate clarification in the disclosure.

Response:   The advisor utilizes a number of quantitative price tools (often considered technical analysis) which help identify potential short term, intermediate term, and long term trends. These price indications suggest that there is evidence of a continuation of the observed trend on these various time frames. While such evidence can be strong, there is no guarantee that the observed price trend will continue or end soon after the trend was revealed. In the event an observed trend ends without an extension/continuation of the initial trend pattern, the Advisor will exit the position to prevent significant losses in the entered position and the portfolio. In a market environment of significant volatility, there may be a high number of trends observed with the Advisor’s price/technical analysis, and a high reversal rate of these trends. In such environments, turnover in the portfolio may be increased due to the need to exit positions that were once in a trend that are no longer trending. In this case, there may be few short term trends, and intermediate and long term trends may be nonexistent. These conditions are representative of markets that remain flat or sideways for an extended period of time. In non-volatile environments, it is expected that turnover may be very low in the portfolio, as a result of observed trends successfully extending. In this case, it will not be necessary for the Advisor to exit positions, thereby reducing the turnover rate in the portfolio. In these conditions, the markets may be progressively moving in one direction over an extended period of time.

The disclosure you cited has been revised as follows: “...to take advantage of potential short-term, intermediate term and long-term moves that seem to play out in various markets - ...”. This revision has also been made in the corresponding section of the “Additional Information About Fund Investments.”

3.	Comment: The third paragraph in this section mentions market trends. Please disclose what types of trends are meant by this.

Response: The Trust has revised this disclosure as requested.

4.

Comment:    Please explain the use of the term “enhanced ETFs”. Please consider using a better term to explain such ETFs and please add risk disclosure relating to these types of funds. Please provide disclosure as to whether there are any limitations on the use of such instruments.

Response:    The Trust prefers to use the term “enhanced ETF” as it believes that it is terminology used and understood throughout the industry. The Trust, however, has added additional disclosure on the term “enhanced ETF” and has contrasted “enhanced ETFs” to “inverse ETFs” in the principal investment strategies section and corresponding Item 9 disclosure, as well as the risk disclosure sections. The Trust has added disclosure to describe limitations on these investments.

Mr. Vincent DiStefano
U.S. Securities and Exchange Commission
November 16, 2012

5.	Comment: This section states that the Advisor “does not cause the Fund to short any securities directly.” As the Form N-1A does not provide for negative disclosures, please remove this sentence.

Response: The Trust has revised this disclosure as requested.

6.

Comment:    The second paragraph in this section indicates that the Fund may invest in the fixed-income markets. Please provide disclosure on the types of fixed income investments such as their duration, maturity and quality and the related risks.

Response: The Trust has revised this disclosure as requested.

7.

Comment:    Please disclose the percentage of the Fund’s assets to be invested in ETFs? Please also explain how the Fund will invest in commodities as the strategy indicates that the Fund will be invested in the following asset classes: commodities, currencies and fixed income. Please be sure to provide corresponding risk disclosures.

Response: The Trust has revised this disclosure as requested.

8.

Comment:    In the last full paragraph in this section, the disclosure indicates that the Fund may invest up to 50% net long in international ETFs and up to 50% in inverse ETFs. Please explain why “net” is used in reference to international ETFs and not inverse ETFs. Should this disclosure should be consistent?

Response: The Trust has revised the disclosure to add the word “net” in both references.

9.

Comment:    In the last sentence in this section that states that the Fund may engage in active and frequent trading, please revise the “may” to “will” as it seems likely given its investment strategy that it will engage in such trading.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Risks

10.	Comment: Following the disclosure on risks in general, please revise “The loss of money is a risk of investing in the Fund” to read “You can lose money by investing in the Fund.”

Response: The Trust has revised the disclosure as you have requested.

11.	Comment: Under the Equity Risk disclosure, please include the risk of investing in small to mid-capitalization securities as it appears that the Fund may invest in such securities.

Response: The Trust has revised the disclosure as you have requested.

12.	Comment: Under the Inverse Correlation Risk, please explain the limits on the underlying funds’ ability to provide inverse returns over time and the accompany risk.

Response: The Trust has revised the disclosure as you have requested.

Mr. Vincent DiStefano
U.S. Securities and Exchange Commission
November 16, 2012

13.	Comment: Under the Foreign Risk disclosure, please include the risk of investments in emerging markets securities as it appears that the Fund may invest in such securities.

Response: The Trust has revised the disclosure as you have requested.

14.

Comment:    Under the Short Sales Strategy Risk, if the Fund is to engage in short sales directly this should be added to the strategy section. The strategy section states that the Fund will not engage in this activity – please clarify.

Response: The Trust confirms that the Fund will not engage in short selling directly and has clarified its disclosure to reflect this.

15.

Comment:    With regard to the Derivatives/Leverage Risk disclosure item, please refer to the Barry Miller letter to the Investment Company Institute dated July 30, 2010 on derivatives in order to enhance this disclosure. Please disclose the types of derivatives in which the Fund invests and how the Fund will use them. Please also add disclosure on counterparty risk and make leverage risk its own risk section. Finally, please tie in the leverage risk disclosure to the risk of shorting and enhanced ETFs.

Response: The Trust has revised the disclosure as you have requested.

16.

Comment:    Under Risks Relating to Investing in Commodities, please explain how the ETFs in which the Fund invests may invest in commodities and please also explain the risks of investing in these commodities. For example, if ETNs are invested in by the underlying ETFs please disclose the related risks including the risk that the holder has no claim in the underlying assets.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Performance History

17.	Comment: The bar chart appears to be in 3D which makes it confusing. Please revise the chart to a more standard industry format.

Response: The Trust has revised the disclosure as you have requested.

18.	Comment: For the average annual returns, please put the share class for which after tax returns are provided for first in the ordering of the share classes. Currently it is last.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Portfolio Manager

19.	Comment: Please add Mr. Stewart’s title at the Advisor.

Response: The Trust has revised the disclosure as you have requested.

Mr. Vincent DiStefano
U.S. Securities and Exchange Commission
November 16, 2012

Additional Information About the Fund’s Investments

20.	Comment: Please revise the first three paragraphs in this section to remove the “jargon” terminology such as “channel breakouts,” “trend mechanism,” “core elements of trend following” and others.

Response:    The Trust has made certain revisions to this section as you have requested. However, the Trust believes that its disclosure is generally reflective of Plain English and has kept certain terminology as is.

21.	Comment: Under the paragraph beginning with “under normal market conditions” please explain why the countries of Japan, Korea, Brazil and China are singled out.

Response: The Advisor has advised us that these are unnecessary references and, as a result, these references have been removed.

22.	Comment: Same comment as Comment #8 to the summary section.

Response: The Trust has revised the disclosure to add the word “net” in both references.

23.	Comment: The disclosure states that the Fund’s investments may include “other investment companies.” Please disclose the other investment companies, in addition to ETFs, that the Fund may invest in.

Response: The Trust has revised the disclosure as you have requested.

24.

Comment:    In the last paragraph in this section there is disclosure on “enhanced ETFs.” This detailed disclosure should also be presented in the summary portion of the prospectus as opposed to in the Item 9 disclosure. Additionally, the disclosure should be made more fulsome.

Response: The Trust has revised the disclosure as you have requested.

More Information About Risk

25.	Comment: Please disclose whether the Fund may invest in below grade debt securities. If so, please add this disclose to the summary section under the strategies and risk discussion.

Response: The Advisor does not invest in low grade debt securities. Accordingly, no disclosure to this effect has been added.

26.

Comment:    The second sentence under Short Sales Strategy Risk states that “[t]he Fund or underlying ETF must borrow the security to make delivery to the buyer.” Disclosure in the summary section indicates that the Fund would not engage directly in short sales – please clarify which disclosure is accurate.

Response: The Trust has clarified that the Fund will not engage directly in short sales.

Mr. Vincent DiStefano
U.S. Securities and Exchange Commission
November 16, 2012

27.

Comment:    In the second paragraph under Short Sales Strategy Risk, there is a discussion on the costs of borrowing and margin account maintenance. As these are major risks related to short selling, these risks should be disclosed in the summary section of the prospectus. Please add these risks to that section.

Response: The Trust has revised the disclosure as you have requested.

28.	Comment: The Derivatives Risk is non-specific. Please revise it to clarify the types of derivatives utilized by the Fund and the risks of those specific types of derivatives.

Response: The Trust has revised the disclosure as you have requested.

29.

Comment:    The section on Leverage Risk discusses reverse repurchase agreements and borrowings. This discussion was not in the summary section – please explain the rationale for this. If the registrant wishes to have non-principal investment strategies disclosed in this section, please identify them under a heading for “non-principal investment strategies” so that they may be distinguished from principal investment strategies.

Response:    The Adviser has advised us that the Fund will not invest in reverse repurchase agreements or borrowing. Accordingly, references to those types of strategies have been removed. The remaining discussion regarding leverage has been added to the summary section.

Related Performance Data of the Advisor

30.

Comment:    Please review the factors of the Nicholas Applegate letter as they apply to the related performance disclosure to ensure compliance therewith. Please add a statement as to whether the other accounts in the composite are managed in a manner substantially similar to that of the Fund.

Response:    Generally, the Nicholas Applegate letters (Nicholas Applegate Funds I and II (1996 SEC No-Act. LEXIS 674 (August 6, 1996) and 1997 SEC No-Act. Lexis 264 (February 7, 1997), respectively) provide that the following conditions be met when presenting prior performance: (i) prior performance information must be prepared and presented in accordance with AIMR (now GIPS); (ii) information concerning prior performance must be displayed in the prospectus with equal prominence and be accompanied by disclosure to the effect that is does not represent the historical performance of the mutual fund; (iii) prior performance is compared with an appropriate securities index in a manner consistent with Form N-1A and such index administered by an entity not affiliated with the mutual fund; (iv) information in the prospectus on prior performance will be updated no less frequently than annually, but at least as often as the performance information for the fund is updated; (v) the prospectus disclosure should provide that the private accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code on registered investment ocmpanies and that, if applicable, such limitations, requirements, and restrictions might have adversely affected the performance results of the accounts; and (vi) any other textual explanation or disclosure concerning any facts regarding the prior performance of the fund or the other accounts that should be brought to the attention of prospective investors. The Trust believes it has revised its disclosure as you have requested.

Mr. Vincent DiStefano
U.S. Securities and Exchange Commission
November 16, 2012

31.

Comment:    The first paragraph in this section states that the “Composite does not reflect all of the Advisor’s assets under management,” however the last column of the table suggests otherwise because it notes “100% of firm assets” – please clarify.

Response:    The disclosure has been revised to reflect that “100% of firm’s discretionary assets” are represented in the Composite and there were an additional $1M of assets held in non-discretionary accounts between 2007 and 2008 that are not represented in the Composite.

32.	Comment: From 2007 to 2010 the number of portfolios listed is 61 and for 2011 the number listed is 1 while the asset levels appear to be relatively similar – please confirm this is accurate.

Response: The Adviser has confirmed to the Trust that this is accurate.

33.	Comment: Please note the inception date of the Composite information provided.

Response: The Trust has revised the disclosure as you have requested.

34.	Comment: Please do not list each year’s performance, but rather list 1, 3, 5 and 10 year periods as that is the correct format.

Response:    The Trust has added the 1, 3, and 5 year information but has retained the performance listing for each year. The Trust notes that the year-by-year performance information is supplemental performance information and is not prohibited from being presented. We also note that other examiners have not advised to remove such information.

Purchasing Shares

35.

Comment:    Under the section on public offering price, it is noted that “you will receive the public offering price per share as determined after your order is received in proper form.” Please define “proper form” and clarify the use of the words “proper order” as used under the redeeming shares heading directly below this section.

Response: The Trust has revised the disclosure as you have requested where appropriate.

Statement of Additional Information

Description of Permitted Investments

36.	Comment: In the paragraph on “cover” below, please disclose what types of options are offsetting for securities, other options and futures contracts as listed in (1) below.

Cover. Transactions using Derivative Instruments, other than purchased options, expose the Fund to an obligation to another party. The Fund will not enter into any such transactions unless it owns either (1) an offsetting (“covered”) position in securities or other options or futures contracts or (2) cash and liquid assets with a value, marked-to-market daily, sufficient to cover its potential obligations to the extent not covered as provided in (1) above. The Fund will comply with SEC guidelines regarding cover for these instruments

Mr. Vincent DiStefano
U.S. Securities and Exchange Commission
November 16, 2012

and will, if the guidelines so require, set aside cash or liquid assets in an account with its custodian, U.S. Bank, N.A. (the “Custodian”), in the prescribed amount as determined daily.

Response:    The disclosure has been revised to clarify that the Fund will not enter into any such transactions directly and that only the underlying ETFs in which the Fund may invest may be subject ot the concept of “cover.”.

Trustees & Officers of the Trust

37.	Comment: Please add the Item 17(b)(10) disclosure to this section.

Response: This disclosure is contained in the second paragraph under this section.

*             *            *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively